SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                    Natural Alternatives International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    638842302
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Robert Becht,
                                 P.O. Drawer H,
                         Valley Cottage, New York 10989
                                 (845) 268-6828
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 3, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                               (Page 1 of 4 Pages)

CUSIP NO. 638842302               SCHEDULE 13D                 Page 2 of 4 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Thomas H. Hanson
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        194,300
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               194,300
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      194,300
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.36%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 1 (this "Amendment") amends the Schedule 13D filed with the Securities Exchange Commission (the "Commission") on November 5, 2001 by the Trust U/W of Vincent Terranova and Carl J. Terranova, relating to the common stock, $.001 par value (the "Common Stock"), of Natural Alternatives International, Inc., a Delaware corporation (the "Company"). Capitalized terms used and not defined herein shall have the meanings attributed to them in the
Schedule 13D.

      Item 2: Identity and Background.

      The information set forth in Item 2 of the Schedule 13D is hereby amended and supplemented with the following information to the respective paragraphs thereof.

            (a) This Statement is also filed by Thomas H. Hanson.

            (b) The business address of Thomas H. Hanson is P.O. Drawer H, Valley Cottage, New York 10989.

            (c) The principal occupation of Thomas H. Hanson is oil trading. Mr. Hanson is self-employed.

            (f) Thomas H. Hanson is a United States citizen.

      Item 3: Source and Amount of Funds or Other Consideration.

      The information set forth in Item 3 of the Schedule 13D is hereby amended and supplemented with the following information.

      An aggregate of $464,152.98, including commissions, was paid in a series of transactions pursuant to which Thomas H. Hanson acquired the Common Stock owned by him. Said amount was paid out of the personal funds of Mr. Hanson.

      Item 5: Interest in Securities of the Issuer.

      The information set forth in Item 5 of the Schedule 13D is hereby amended and supplemented with the following information to the respective paragraphs thereof.

      (a) Thomas H. Hanson beneficially owns 194,300 shares of Common Stock, representing approximately 3.36% of the total Common Stock outstanding.

      (b) Thomas H. Hanson has the sole power to vote and the sole power to dispose of 194,300 shares of Common Stock.

      (c) Thomas H. Hanson did not acquire any of the Common Stock owned by him within the last 60 days.

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 5, 2001

                                        TRUST U/W OF VINCENT TERRANOVA


                                        By: /s/ Robert Becht
                                            ------------------------------------
                                            Name: Robert Becht
                                            Title: Trustee


                                        /s/ Carl J. Terranova
                                        ----------------------------------------
                                        Carl J. Terranova


                                        /s/ Thomas H. Hanson
                                        ----------------------------------------
                                        Thomas H. Hanson